SECURITIES AND EXCHANGE COMMISSION

Washington , D.C. 20549

02036956

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16
of the Securities Exchange Act of 1934

16th May 2002

(16 pages)

ESPÍRITO SANTO FINANCIAL GROUP S.A.
(Registrant's Name)

231 Val des Bons-Malades
Luxembourg-Kirchberg
(Address of principal executive offices)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20F x   Form 40F

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No x

If "yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b) : 82-......

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

Société Anonyme Holding

REPORT OF THE AUDITOR'S
TO THE GENERAL MEETING OF
SHAREHOLDERS FOR THE YEAR 2001

231, Val des Bons-Malades
L-2121 Luxembourg-Kirchberg

Rc: Luxembourg B22.232

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

Société Anonyme Holding

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

Société Anonyme Holding

STATUTORY AUDITOR'S REPORT

To the Board of Directors and
Shareholders of
ESPÍRITO SANTO FINANCIAL GROUP SA
Société Anonyme Holding
Luxembourg

Following our appointment by the General Shareholder's meeting on May 29, 1998, we have audited the financial statements of Espirito Santo Financial Group SA for the year ended December 31, 2001. These financial statements are the responsibility of the board of directors. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with International Standards on Auditing. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statements presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the attached financial statements give, in conformity with the Luxembourg legal and regulatory requirements, a true and fair view of the financial position of Espirito Santo Financial Group SA as of December 31, 2001 and of the results of its operations for the year then ended.

Luxembourg, May 8, 2002

PricewaterhouseCoopers S.à.r.l.
Réviseur d'entreprises
Represented by

Ian Whitecourt

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

Société Anonyme Holding

BALANCE SHEET AT DECEMBER 31

	Notes	2000	2001
		Euros	Euros
ASSETS			
UNAMORTISED COSTS IN RESPECT OF DEBT SECURITIES AND CAPITAL INCREASE	3	3 416 371	5 978 332
FIXED FINANCIAL ASSETS			
Investments in subsidiaries	4	866 424 194	919 789 148
Loans and long-term advances to subsidiaries	5	163 107 100	217 216 785
Other financial assets		14 767 464	15 539 638
CURRENT ASSETS			
Debtors	6	26 921 070	20 546 523
Treasury shares purchased, at cost	9	56 608 667	79 448 538
Cash and short term deposits with banks	7	5 326 704	124 863 004
PREPAYMENTS AND ACCRUED INCOME		822 082	563 585
		1 137 393 652	1 383 945 553
LIABILITIES			
CAPITAL AND RESERVES			
Subscribed capital	8	479 085 550	479 085 550
Share premium	9	170 526 368	170 526 368
Legal reserve	9	15 100 000	24 000 000
Free reserves	9	(27 987 556)	83 041 581
Other reserves	9	56 608 667	79 448 538
Profit brought forward	9	466 277	2 385 848
CREDITORS			
Borrowings – Floating Rate Notes	10	136 000 000	336 000 000
Other debts	11	130 127 691	202 496 369
PROFIT FOR THE YEAR		177 466 655	6 961 299
		1 137 393 652	1 383 945 553

The accompanying notes 1 to 16 form an integral part of these financial statements.

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

Société Anonyme Holding

PROFIT AND LOSS ACCOUNT FOR THE YEAR ENDED DECEMBER 31

	Notes	2000	2001
		Euros	Euros
EXPENSES			
Interest and similar charges		6 831 904	7 728 448
Amortisation of costs in respect of debt securities and capital increase	3	1 852 737	2 004 968
Other charges		4 608 373	4 840 739
		13 293 014	14 574 155
Profit for the year		177 466 655	6 961 299
		190 759 669	21 535 454
INCOME			
Income generated from financial assets	12	187 986 237	19 839 079
Interest income generated from current assets		2 768 776	768 271
Other income	13	4 656	928 104
		190 759 669	21 535 454

The accompanying notes 1 to 16 form an integral part of these financial statements.

ESPÍRITO SANTO FINANCIAL GROUP SA, LUXEMBOURG

Sociétè Anonyme Holding

NOTES TO THE FINANCIAL STATEMENTS AT DECEMBER 31, 2001

1. ACTIVITY

Espirito Santo Financial Group SA ("the Company"), formerly Espirito Santo Financial Holding SA, is a sociétè anonyme with holding company tax status incorporated under Luxembourg law on November 28, 1984 for an unlimited duration.

Espírito Santo Financial Group SA is the holding company of the banking and financial activities of the Espírito Santo group. The non-financial interests of the group are held by Espírito Santo Resources Ltd., Nassau. The Company and Espirito Santo Resources Ltd, Nasssau, are subsidiaries of E.S. International Holding S.A. (ESIH), a Luxembourg company.

The Company has extensive transactions and relationships with members of the Espírito Santo group. Because of these relationships, it is possible that the terms of these transactions are not the same as those that would result from transactions with wholly unrelated parties.

Consolidated financial statements are available at the Company's registered office at 231, Val des Bons-Malades in Luxembourg.

2. SUMMARY OF SIGNIFICANT ACCOUNTING POLICIES

Accounting convention and basis of presentation

The accounts are prepared under the historical cost convention.

Unamortised costs in respect of debt securities and capital increase

Expenses arising on the increase of capital are amortised over five years. Expenses arising in respect of convertible debt securities are amortised in line with the rate of conversion or the life of the securities, whichever period is shorter. Expenses relating to non-convertible debt securities are amortised over the life of the securities.

Fixed financial assets

Fixed financial assets are stated at the cost of acquisition. Provisions for write down are made based on a prudent directors' valuation.

Investments in negotiable securities

Investments in negotiable securities are stated at the lower of cost and market value.

Foreign currencies

The books of accounts are maintained in Euro. Transactions in foreign currencies during the year are recorded at exchange rates ruling at the time the transactions take place. All assets and liabilities expressed in currencies other than Euro are translated at exchange rates ruling at the year end, except for investments in subsidiaries which are kept at historical exchange rates. Any exchange gains or losses are recognised in the profit and loss account.

3. Unamortised Costs in Respect of Debt Securities and Capital Increase

	2000	2001
	Euros	Euros
Cost at beginning of year	9 040 123	9 040 123
Additions	—	4 566 929
Cost at end of year	9 040 123	13 607 052
Amortisation at beginning of year	3 771 015	5 623 752
Amortisation for the year	1 852 737	2 004 968
Amortisation at end of year	5 623 752	7 628 720
Unamortised cost at end of year	3 416 371	5 978 332

4. INVESTMENTS IN SUBSIDIARIES

	2000	2001	Percentage of capital held
	Euros	Euros	
Espirito Santo Financial (Portugal) SA, Portugal	425 264 359	437 117 693	100.0
Bespar SGPS, Portugal	—	25 084 980	2.0
Banco Espirito Santo SA, Portugal	11 493 323	11 506 413	0.3
ES Saude, Portugal	—	3 750 000	15.0
Bank Espirito Santo (International) Ltd., Cayman Islands	59 670 579	59 670 579	100.0
ESFIL – Espirito Santo Financière SA, Luxembourg	60 139 112	60 139 112	100.0
Banque Espirito Santo et de la Vénétie, France	14 924 679	24 227 874	41.2
Partran SGPS SA, Portugal	220 690 722	220 690 722	66.7
Centum SGPS, Portugal	59 113 881	59 563 921	100.0
ESIA-Inter-Atlântico Companhia de Seguros SA, Portugal	17 962 911	20 873 226	88.4
Compagnie Bancaire Espirito Santo SA, Switzerland	154 764	154 764	1.0
Espírito Santo Financial (B.V.I.) British Virgin Island	9 863	9 863	100.0
ESFG Overseas Ltd., Cayman Istlands	1	1	100.0
	869 424 194	922 789 148	
Provision for write down of investments in group companies	(3 000 000)	(3 000 000)	
	866 424 194	919 789 148	

The net assets and the net income of the subsidiaries in which the Company owns more than 50% are as follows:

	Net Assets	Net Income
	Eur'000	Eur'000
Espirito Santo Financial (Portugal) SA, Portugal		
31.12.2001	381 597	(4 285)
31.12.2000	385 882	112 455
Bank Espirito Santo (International) Ltd., Cayman Islands		
31.12.2001	75 700	4 252
31.12.2000	83 967	8 502
ESFIL – Espirito Santo Financière SA, Luxembourg		
31.12.2001	107 668	36 127
31.12.2000	90 542	16 033
Partran SGPS SA, Portugal		
31.12.2001	139 181	(16 229)
31.12.2000	155 410	(4 478)
Centum SGPS SA, Portugal		
31.12.2001	8 637	(680)
31.12.2000	9 317	17 961
ESIA – Inter-Atlântico Companhia de Seguros SA, Portugal		
31.12.2001	1 270	(7 467)
31.12.2000	5 856	(2 733)
ESFG Overseas Ltd., Cayman Islands		
31.12.2001 (unaudited)	256 978	(11 826)
31.12.2000 (unaudited)	268 804	(5 994)
Espírito Santo Financial BVI, British Virgin Island		
31.12.2001 (unaudited)	(8 853)	(4 444)
31.12.2000 (unaudited)	(4 141)	588

Based on their valuations of the investments in subsidiaries, the directors consider the provision for write-downs in the amount of Euro 3 million to be adequate.

5. LOANS AND ADVANCES TO SUBSIDIARIES

	2000	2001
	Euros	Euros
Banque Espirito Santo et de la Vénétie, France	4 573 470	—
ESFIL – Espirito Santo Financière SA, Luxembourg	65 222 834	78 032 200
Espirito Santo Financial (Portugal) SGPS SA, Portugal	79 979 127	110 339 000
Centum SGPS SA, Portugal	11 336 477	22 336 477
ESIA-Inter-Atlântico Companhia de Seguros SA, Portugal	1 995 192	2 342 000
Partran SGPS SA, Portugal	—	2 722 136
BESPAR SGPS SA, Portugal	—	1 444 972
	163 107 100	217 216 785

The 2000 loan to Banque Espirito Santo et de la Vénétie (BESV) for Euro 4,573,470 was made on December 17, 1992 for an original duration of seven years. The loan was renewed for the same amount on December 16, 1999 for a further seven years. On December 11, 2001 the Company increased its investment in BESV. The loan was settled when the Company made the capital increase in BESV amounting to Eur 9,303,195, of which Euro 4,729,725 was paid in cash.

The balance due from ESFIL represents a revolving loan of CHF 59,040,000, a revolving subordinated loan of CHF 10,000,000 (both granted on December 23, 1993), a revolving loan of US dollars 5,700,000 granted on December 31, 1997, of which Euro 53,032,200 is outstanding as of December 31, 2001, and an advance of Euro 25,000,000 granted on December 11, 2001. The loans and advance will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Espirito Santo Financial (Portugal) SGPS SA represent a revolving loan amounting to Euro 8,100,000 granted on July 28, 2000 and a revolving loan amounting, to Euro 71,879,127 granted on December 20, 2000. During the year 2001, additional loans totaling Euro 30,359,873 have been granted. The loans will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Centum SGPS SA represents a revolving loan amounting to Euro 9,989,723 granted on July 28, 2000, a revolving loan amounting, to Euro 1,346,754 granted on December 22, 2000 and a revolving loan amounting to Euro 11,000,000 granted on December 21, 2001. The loans will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from ESIA represents a revolving loan amounting to Euro 2,342,000 granted on July 24, 2001. The loan will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from Partran represents a revolving loan amounting to Euro 2,722,136 granted on October 9, 2001. The loan will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

The receivable from BESPAR represents a revolving loan amounting to Euro 1,444,972 granted on December 20, 2001. The loan will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

6. DEBTORS

Debtor balances comprise essentially short term advances to and receivables from subsidiary and related entities.

7. CASH AND SHORT TERM DEPOSITS WITH BANKS

Cash and short term deposits with banks are mainly with a subsidiary bank.

8. SHARE CAPITAL

	2000	2001
	Euros	Euros
Ordinary shares		
Authorised:		
100,000,000 (2000 – 100,000,000) shares of Euros 10 (2000 – Euros 10) each	1 000 000 000	1 000 000 000
Subscribed, issued and fully paid:		
47,908,555 (2000: 47,908,555) shares of Euros 10 (2000 – Euros 10) each	479 085 550	479 085 550

9. SHARE PREMIUM, RESERVES AND PROFIT BROUGHT FORWARD

	Share premium	Legal reserve	Free reserves	Other reserves	Profit brought forward
	Euros	Euros	Euros	Euros	Euros
December 31, 1999	170 526 368	13 295 197	(27 094 898)	52 421 575	512 896
Prior year profit	—	—	—	—	36 033 715
Transfer from prior year profit	—	1 804 803	500 000	—	(2 304 803)
Treasury shares	—	—	(4 187 092)	4 187 092	—
Dividends paid	—	—	2 794 434*	—	(33 775 531)
December 31, 2000	170 526 368	15 100 000	(27 987 556)	56 608 667	466 277
Prior year profit	—	—	—	—	177 466 655
Transfer from prior year profit	—	8 900 000	131 194 753	—	(140 094 753)
Treasury shares	—	—	(22 839 871)	22 839 871	—
Dividends paid	—	—	2 674 255*	—	(35 452 331)
December 31, 2001	170 526 368	24 000 000	83 041 581	79 448 538	2 385 848

* represents dividend paid on treasury shares

Under Luxembourg law, a minimum of 5% of the profit for the year must be transferred to a legal reserve until this reserve equals 10% of the issued share capital. The legal reserve is not available for distribution. The free reserves are available for distribution at the discretion of the shareholders.

The appropriation of the 2000 profit was approved at the annual general meeting of shareholders on May 25, 2001. The shareholders decided to pay a dividend of Euros 0.74 per share on 47,908,555 ordinary shares issued at December 31, 2000. The dividend received on the treasury shares was attributed to free reserves.

The balance of treasury shares at December 31, 2001 of Euro 79,448,538 (2000: Euro 56,608,667) are included in retained earnings and are not available for distribution.

An extraordinary general meeting of December 3, 1998 authorized ESFG to buy back up to 10% of its ordinary shares at a maximum price of US dollars 20.5 per share within 18 months of the date of this meeting. On August 17, 2000 an extraordinary general meeting agreed to extend this authorization for an additional 18 months under the same conditions. As of December 31, 2001, 4,399,627 shares (2000: 3,284,211 shares) of Euro 10 each were purchased for a total cost of Euro 79,448,538 (2000: Euro 56,608,667).

10. Borrowings

	2000	2001
	Euros	Euros
Floating Rate Notes due 2002	136 000 000	136 000 000
Fixed Rate Notes due 2006	—	200 000 000
	136 000 000	336 000 000

The Floating Rate Notes due 2002, bearing interest at the offered rate for three months Euribor deposits +0.1875%, are constituted by a Trust Deed dated July 17, 1995 made between the issuer and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds. They are not subject to conversion into shares of the Company.

ESFG has one convertible bond issue outstanding at December 31, 2001. The 4.75% Convertible Bonds due 2006 of ESFG originally amounting to EUR 200,000,000.- are constituted by a Trust Deed dated 12 November, 2001 between ESFG and the Law Debenture Trust Corporation Plc as trustee for the holders of the Bonds (and the holders of the interest coupons appertaining to the Bonds). Unless previously redeemed or purchased, each Bond is convertible at any time from December 24, 2001 to November 6, 2006 into Ordinary Shares at an initial conversion price of EUR 21.6852 per Ordinary Share or ADS. Interest is payable annually on November 13 each year. None of the Bonds have been converted to date.

11. Other Debts

	2000	2001
	Euros	Euros
Interest payable	1 721 564	2 569 144
Payable to group companies	121 489 065	198 850 794
Sundry payables	6 917 062	1 076 431
	130 127 691	202 496 369

Payable to group companies include Euro 198,629,066 due to ESFG Overseas Ltd (2000: 108,657,702) The advance from ESFG Overseas Ltd is revolving and will be reimbursed based either on a notice given by the lender or on mutual agreement between the two parties.

12. INCOME GENERATED FROM FINANCIAL ASSETS

	2000	2001
	Euros	Euros
Dividend income		
Banco Espirito Santo SA, Portugal	—	215 961
Bank Espirito Santo (International) Ltd, Cayman Islands	—	17 010 660
Espirito Santo Financial (Portugal) SA, Portugal	4 280 280	140
Espirito Santo Bank, USA	605 720	—
Bespar SGPS, Portugal	3 735 950	—
Banque Espirito Santo et de la Vénétie, France	186 084	—
Others	128 080	34 132
Total dividend income	8 936 114	17 260 893
Income/(loss) from sale of investments in subsidiary companies	176 271 899	(122 517)
Interest income on loans to subsidiary companies	2 778 224	2 700 703
	187 986 237	19 839 079

Income arising from sale of investments in subsidiary companies include in 2000 :

— Euro 8,826,053 on BES Investimento SA shares sold to Banco Espírito Santo SA, a group Company, pursuant to an OPA launched in the first quarter of 2000.

— Euro 128,492,732 on Bespar SGPS SA shares sold to Espírito Santo Financial (Portugal) SA, a group Company.

— Euro 38,105,668 on ESB shares sold to Banco Espírito Santo SA, a group Company,

— Euro 847,446 on Companhia de Seguros Tranquiliade SA shares sold to Partran SGPS, a group Company, pursuant to an OPA launched in the second quarter of 2000.

Loss arising from sale of investments in subsidiary companies in 2001 is attributed to the sale of an investment in Banco Espirito Santo SA, Portugal to Bank Espirito Santo (International) Ltd., Cayman Islands.

13. OTHER INCOME

	2000	2001
	Euros	Euros
Other	4 656	4 376
Foreign exchange gain	—	923 728
	4 656	928 104

14. COMMITMENTS AND CONTINGENCIES

In June 1998, ESFG issued a guarantee to ESFG Overseas Ltd to cover the payment of dividends and liquidation of the Non-cumulative Guaranteed Preference Shares in the amount of DEM 300 million and DEM 250 million issued by ESFG Overseas Ltd.

15. TAXATION

The Company qualifies under Luxembourg law as a holding company and accordingly no Luxembourg taxes on income or capital gains are presently payable. The Company is subject to an annual "taxe d'abonnement" on the average market value of the issued share capital at the rate of 0.20% per annum.

Dividend and interest income may be subject to non-recoverable withholding tax in the countries of origin on remittance to Luxembourg.

16. SUBSEQUENT EVENT

In February 2002, the Company issued Euro 110,000,000 of 3.47% Convertible Bonds due 2007. The bonds are convertible into fully paid ordinary shares of Euro 10 par value at the option of the holder anytime from March 2002 through February 1, 2007.

Printed by **St Ives Burrups** B671099/7711
London Paris Frankfurt Luxembourg New York Philadelphia Washington DC Hong Kong Tokyo

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorised.

Espírito Santo Financial Group S.A.
Société Anonyme Holding

By: Manuel de Magalhães Villas-Boas
Director

Date : 16th May 2002